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March 27, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Ada D. Sarmento and Ms. Celeste Murphy

Re:	Ritter Pharmaceuticals, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed March 13, 2020
File No. 333-236235

Dear Ms. Sarmento and Ms. Murphy:

On behalf of our client, Ritter Pharmaceuticals, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 24, 2020 (the “Comment Letter”), relating to the above-referenced Amendment No. 1 to Registration Statement on Form S-4 (the “Amended Registration Statement”). We are concurrently filing via EDGAR this letter and Amendment No. 2 to the Registration Statement (the “Second Amended Registration Statement”).

Set forth below in bold are comments from the Comment Letter. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s Comment Letter and includes the caption used in the Comment Letter. Immediately following each comment is the Company’s response to that comment, including, where applicable, a cross-reference to the location of changes made in the Second Amended Registration Statement in response to the Staff’s comment. All page references in the responses set forth below refer to page numbers in the Second Amended Registration Statement. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Second Amended Registration Statement.

Securities and Exchange Commission

March 27, 2020

Amendment No. 1 to Registration Statement on Form S-4

Background of the Transaction, page 93

1.	We note your revised disclosure in response to our prior comment 3 and reissue in part. Please disclose which members of the Board were consulted to determine which candidates would receive an initial draft of the letter of intent.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosures on page 94 of the Second Amended Registration Statement to provide the information requested by this comment.

ALAN (AS1411-GNP), page 170

2.	We note your response to our prior comment 14. Please revise the discussion of the royalty term for the ULRF agreement to disclose when the last to expire of the licensed patents is currently expected to expire. We note your revised disclosure that the ACT License Agreement terminates on November 26, 2033, unless earlier terminated under certain circumstances. Please clarify whether the royalty term under this agreement has the same duration.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosures on page 170 of the Second Amended Registration Statement to provide the information requested by this comment.

Regulatory Strategy, page 171

3.	We note your revised disclosure in response to our prior comment 16 that accelerated FDA approval is often granted prior to completion of a randomized Phase 3 trial if a new drug produces no safety signals of great concern and if a validated biomarker for patient selection has been established and is readily available. Please substantiate this statement.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has removed the statement that “accelerated FDA approval is often granted prior to completion of a randomized Phase 3 trial if a new drug produces no safety signals of great concern and if a validated biomarker for patient selection has been established and is readily available” from the Second Amended Registration Statement.

Intellectual Property, page 173

4.	We note that there are several patents which expire during 2020 and 2021. Please disclose any material consequences to your business, as applicable, if the patents expire in accordance with the current expiration dates.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosures on page 173 of the Second Amended Registration Statement to provide the information requested by this comment.

Securities and Exchange Commission

March 27, 2020

Unaudited Pro Forma Condensed Combined Financial Statements

Notes to the Unaudited Pro Forma Condensed Combined Financial Information

Note 3: Pro forma adjustments, page 214

5.	We have reviewed your response to prior comment 22 and your revised disclosure in adjustment (e). Please explain to us how you determined that the Ritter Series Alpha preferred stock should not be accounted for as a liability under ASC 480, nor classified as temporary equity.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Ritter Series Alpha preferred stock will be classified as permanent equity, based on the terms of the preferred stock. In order to determine the appropriate classification for the Ritter Series Alpha preferred stock, we first analyzed the instrument pursuant to the criteria in ASC 480-10-25. Under ASC 480, an issuer would classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. The following instruments should be classified as a liability based on the criteria in ASC 480-10-25:

1.	Mandatorily redeemable financial instruments issued in the form of shares,
2.	Obligations that require or may require repurchase of the issuer’s equity shares by transferring assets (e.g., written put options and forward purchase contracts), and
3.	Certain obligations to issue a variable number of shares where at inception the monetary value of the obligation is based solely or predominantly on:

a.	A fixed monetary amount known at inception, for example, a payable settlable with a variable number of the issuer’s equity shares,
b.	Variations in something other than the fair value of the issuer’s equity shares, for example, a financial instrument indexed to the S&P 500 and settlable with a variable number of the issuer’s equity shares,
c.	Variations inversely related to changes in the fair value of the issuer’s equity shares, for example, a written put option that could be net share settled.

The Ritter Series Alpha preferred stock is not mandatorily redeemable, nor does it require the Company to repurchase the shares issued (1 and 2, above). The Ritter Series Alpha preferred stock is not convertible into a variable number of common shares with a fixed monetary amount at inception (3a); conversion is only tied to the variations in fair value of the Company’s equity shares (3b) and, there is no inverse relationship with changes in the Company’s equity (3c). Based on our above analysis, the Ritter Series Alpha preferred stock is not a liability within the scope of ASC 480.

Next, we assessed whether the preferred stock should be classified in either permanent equity or mezzanine equity based on the guidance in ASC 480-10-S99 (ASR 268). ASR 268 requires that a redeemable equity instrument is not to be included in permanent equity. Rather, it should be reported between long-term debt and stockholders’ equity, without a subtotal that might imply it is a part of stockholders’ equity (i.e., “temporary equity” or “mezzanine capital”). ASR 268 specifies that redeemable stock is any type of equity security, including common or preferred stock, which has any of the following characteristics:

●	it is redeemable at a fixed or determinable price on a fixed or determinable date or dates,
●	it is redeemable at the option of the holder, or
●	it has any condition for redemption which is not solely within the control of the issuer without regard to probability.

Securities and Exchange Commission

March 27, 2020

The Series Alpha preferred stock is not unconditionally redeemable. The Series Alpha preferred stock is conditionally redeemable only upon a Liquidation Event, which is defined as “any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary.” A Liquidation Event, as defined, does not include certain deemed liquidation events that are often seen in other preferred stock instruments, such as upon a change of control. ASC 480-10-25-4 specifically excludes instruments redeemable only upon the liquidation or termination of the reporting entity: “A mandatorily redeemable financial instrument shall be classified as a liability unless the redemption is required to occur only upon the liquidation or termination of the reporting entity.” ASR 268 contains similar guidance in ASC 480-10-S993A(f): “Ordinary liquidation events, which involve the redemption and liquidation of all of an entity’s equity instruments for cash or other assets of the entity, do not result in an equity instrument being subject to ASR 268.” As the Series Alpha preferred stock is neither unconditionally redeemable nor conditionally redeemable, other than in an ordinary liquidation, the Series Alpha preferred stock is classified in permanent equity.

6.	In addition, you refer to a 5% commitment fee in adjustment (e), but you disclose 162,424,242 common shares on the cover page and 162,340,584 common shares on page 232 as it relates to the conversion of the Series Alpha preferred stock. Please revise to clearly explain how these common share numbers relate to the 5% equivalent.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the disclosure of 162,424,242 common shares on the cover page is incorrect. The disclosure of 162,340,584 common shares on page 232, as it relates to the conversion of the Series Alpha preferred stock, is correct. The share amount on the cover page has been corrected.

The disclosure of 162,340,584 common shares on page 232, as it relates to the conversion of the Series Alpha preferred stock, is presented without giving effect to the pro forma estimated one-for-25 Ritter Reverse Stock Split. The disclosed amount represents the aggregate Qualigen Series Alpha preferred stock estimated to be issued in connection with the Pre-Closing Qualigen Financing, which will be converted into the right to receive the same number of shares of Series Alpha preferred stock of the combined company which will be convertible into 6,493,623 shares of common stock of the combined company, subject to a “blocker” provision, after giving effect to the pro forma estimated one-for-25 Ritter Reverse Stock Split. This share amount is comprised of three components, each of which is disclosed in the revised adjustment (e) in Note 3, Pro forma adjustments, to the unaudited pro forma condensed combined financial statements included in the Second Amended Registration Statement, after giving effect to the pro forma estimated one-for-25 Ritter Reverse Stock Split:

●	The Qualigen Series Alpha preferred stock issued pursuant to the Pre-Closing Qualigen Financing described in the Financing Commitment Letter dated January 15, 2020, as amended, for $4.0 million in cash proceeds, will be exchanged in the merger for Ritter Series Alpha preferred stock, which will be convertible into 4,846,294 shares of common stock of the combined company.

Securities and Exchange Commission

March 27, 2020

●	The Financing Commitment Letter provides that, for the commitment to fund the Pre-Closing Qualigen Financing, the Investor will receive a commitment fee from Qualigen equivalent to 5% of the issued and outstanding Ritter common stock as of immediately after the Closing on a fully diluted basis. Such commitment fee will be paid in Qualigen Series Alpha preferred stock and will be exchanged in the merger for Ritter Series Alpha preferred stock, which will be convertible into 1,211,573 shares of common stock of the combined company.
●	In the Financing Commitment Letter, the Investor also agreed to, at or before Closing, convert the principal and accrued interest on all debt owed to it by Qualigen into shares of Qualigen common stock, at the conversion price set forth in such existing debt instruments, or into the Qualigen Series Alpha preferred stock issued in the Pre-Closing Qualigen Financing. Of the $1.4 million in Qualigen convertible notes payable and $0.177 million of accrued interest payable to the Investor as of December 31, 2019, Qualigen and the Investor have agreed that the first $350,000 of the debt will be converted into Qualigen Series Alpha preferred stock and the remainder of the debt will be converted into Qualigen common stock. The Qualigen Series Alpha preferred stock issued to the Investor will be exchanged in the merger for Ritter Series Alpha preferred stock, which will be convertible into 435,756 shares of common stock of the combined company.

7.	Please revise adjustment (e) to provide more details of the 1% common stock warrant. For example, disclose how and when the warrant strike price will be determined. Provide an estimated range of the fair value of the warrant. Disclose whether there will be a one time expense for the issuance and the reason it is not necessary to reflect the expense in the pro forma statements of operations as it is non-recurring.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure of adjustment (e) in Note 3, Pro forma adjustments, to the unaudited pro forma condensed combined financial statements included in the Amended Registration Statement to provide more details of the 1% common stock warrant.

Qualigen has entered into a financing commitment letter with the Investor to sell to the Investor shares of Qualigen Series Alpha preferred stock (and associated warrants) for at least $4 million in cash no later than immediately prior to the Effective Time (the “Pre-Closing Qualigen Financing”). The consummation of the Pre-Closing Qualigen Financing is a condition to the merger.

The warrants to be issued to the Investor of the Pre-Closing Qualigen Financing, pursuant to the Financing Commitment Letter dated January 15, 2020, as amended, will have a fixed strike price and fixed notional value upon their issuance, determined on the close of the merger. The Investor will be issued Qualigen common stock warrants exercisable for a number of shares of Qualigen common stock that will represent, after assumption of the warrants by Ritter in the merger and adjustments of the warrants to reflect the Exchange Ratio, warrants to purchase a number of shares of Ritter common stock that is, as of immediately after the merger, 1% of Ritter’s fully-diluted common stock. Pursuant to the Financing Commitment Letter, the warrants will have a (pre-merger) strike price of no less than a 50% premium over the conversion price of Qualigen Series Alpha preferred stock. The conversion price of Qualigen Series Alpha preferred stock is to be established by a pre-money valuation of $16.0 million for Qualigen, and the warrants strike price is contemplated to be exactly 150% of the conversion-price amount.

Securities and Exchange Commission

March 27, 2020

The estimated fair value of the Qualigen common stock warrants is approximately $121,000, based upon a preliminary valuation of the combined company utilized in the Pre-Closing Qualigen Financing of $16.0 million. Inputs used to determine the estimated fair value of the common stock warrants include: risk free rate – 1.69%, expected volatility – 69.0%, effective life - 5.0 years and dividend yield – N/A.

The initial fair value of the Qualigen common stock warrants issued to the Investor of the Pre-Closing Qualigen Financing is a direct and incremental cost of the Pre-Closing Qualigen Financing. The Qualigen Series Alpha preferred stock issued in the Pre-Closing Qualigen Financing will be classified in permanent equity, as the Series Alpha preferred stock will not be a liability within the scope of ASC 480 and will not be classified as temporary equity based on the guidance in ASC 480-10-S99. Direct and incremental costs incurred to issue instruments classified in permanent equity are recognized as a reduction in the proceeds of the stock (as a reduction of equity) and are considered a component of any premium or discount on the preferred stock. As such, there will be no expense for the issuance of the Qualigen common stock warrants.

8.	We have reviewed your response to prior comment 25 and the revised disclosure in adjustment (j). Please expand your disclosure, in tabular form, to quantify the number of shares that are excluded from pro forma diluted weighted average number of shares as their effect would be antidilutive. Also, provide on a separate line item of your pro forma weighted average shares table the 1,090,416 shares disclosed in adjustment (h).

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure of adjustment (j) in Note 3, Pro forma adjustments, to the unaudited pro forma condensed combined financial statements included in the Second Amended Registration Statement to quantify the number of shares that are excluded from pro forma diluted weighted average number of shares and to also provide a separate line item of our pro forma weighted average shares table for the 1,090,416 shares disclosed in adjustment (h).

Securities and Exchange Commission

March 27, 2020

9.	We have reviewed your response to prior comment 26 and the revised disclosure in adjustment (h). Please clarify your disclosure to indicate that the amounts will be recorded as non-employee compensation in the period of the merger, as indicated in your response, and that the cost is not reflected in the pro forma statements of operations as it is nonrecurring.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure of adjustment (h) in Note 3, Pro forma adjustments, to the unaudited pro forma condensed combined financial statements included in the Second Amended Registration Statement to indicate that the amounts will be recognized as non-employee compensation in the period of the merger and that the cost is not reflected in the pro forma statements of operations as such costs are not expected to have a continuing impact on the combined results.

Ritter Series Alpha Preferred Stock, page 216

10.	Please disclose the “equity conditions” covenants, as referred to under Liquidation Preference.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosures on page 217 of the Second Amended Registration Statement. The prior reference to “equity conditions” was made in error.

11.	Please revise your disclosure to more clearly describe how the number of common shares to be issued will be determined upon conversion of Ritter Series Alpha preferred stock.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosures on page 217 of the Second Amended Registration Statement to provide the information requested by this comment.

Annual Financial Statements of Qualigen, Inc.

Independent Auditor’s Report, page F-36

12.	Please have your auditor provide a revised report complying with AS 3101 regarding the format of audit reports and that confirms that their audit was performed in compliance with PCAOB standards.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the auditor’s report will be revised to comply with AS 3101 in the next filing of an amendment to the Registration Statement on Form S-4.

Notes to Financial Statements

General, page F-42

13.	We have reviewed your response to prior comment 34 and the notes to the financial statements, but we have not identified any revised disclosure responsive to the prior comment. Please revise as necessary and clarify where you have provided the entity-wide disclosures required by ASC 280-10-50-40 through 50-42.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that Qualigen has reviewed the entity-wide disclosures required by ASC 280-10-50-40 through 50-42 and concluded that it operates in only one business segment. Such statement is included at the end of the first paragraph of Note 1 to the audited financial statements included in the Second Amended Registration Statement.

1. Organization and Summary of Significant Accounting Policies

Net Product Sales, page F-45

14.	We have reviewed your response to prior comment 35 and note that you simply removed the references to distributor allowances rather than describing them as requested. Please clarify for us the basis for this revision. Confirm if true that you have not had any distributor allowances, or revise as previously requested to describe them.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the original disclosures were revised in the audited financial statements included in the Second Amended Registration Statement to remove the references to distributor allowances as they were outdated. Qualigen does not have any distributor allowances.

Securities and Exchange Commission

March 27, 2020

Research and Licenses, page F-45

15.	We have reviewed your response to prior comment 39 and do not note revised disclosure responsive to the comment. Please revise your disclosure to address how you account for research revenue when there is a possibility of contingent payments related to unsuccessful research and development activities, as referred to on page F-46 of your prior filing.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that Qualigen is not a party to any R&D agreements that include the possibility of contingent payments related to unsuccessful research and development activities. The description in Note 2 at F-49 (F-46 in the original filing) has been corrected in the audited financial statements included in the Second Amended Registration Statement.

5. Equipment held for Lease, net, page F-50

16.	We note your response to prior comment 41 and your determination that none of your arrangements meet the criteria for classification as a sales-type lease. Please explain to us in further detail how you considered ASC 840-10-25-1(c). In this regard, we note on page F-44 that your agreements are generally three years and the useful life of your medical equipment is three to five years. As part of your response, tell us the useful life you use for purposes of ASC 840, and explain to us in further detail how you determined this useful life. Explain to us how your product is used after it is returned to you in support of any useful life of greater than three years.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that Qualigen’s agreements to provide equipment and products to certain customers as part of a multiple element arrangement have a three-year term, and can generally be renewed by the customer on a month-to-month basis upon expiration of the initial term. Qualigen has reviewed these arrangements and has concluded that the non-cancelable lease terms are very short, as the customer can cancel the entire purchase arrangement at any time with 30 days’ notice, return of the equipment, and payment of a small penalty. As such, the lease component of these contracts would not qualify as a sales-type lease. If a customer decides to terminate an arrangement, the equipment is returned to Qualigen, refurbished, and sold. In addition, the majority of this equipment currently placed at customer locations is fully-depreciated. Rental revenues for the nine months ended December 31, 2019, and the years ended March 31, 2019 and 2018 were $0, $143,000, and $132,000 respectively.

12. Research and License Agreements, page F-54

17.	We have reviewed your response to prior comment 45, but do not note any revised disclosure responsive to the comment. We reissue the prior comment. Clarify your disclosure to more clearly identify the party that is providing the $7.2 million in future financing and the party that is receiving the financing, and the amount that has been provided to date. In addition, revise to clarify why you became liable to refund $500,000 and owe an additional $390,000 to Sekisui, as disclosed in Note 16 on page F- 65.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that Qualigen extended its strategic partnership agreement in with Sekisui in October 2017 (see Note 12 at F-56) in exchange for up to $7.2 million in future product development financing. As of both December 31, 2019 and March 31, 2019 Qualigen had received a total of $5,520,000 under this agreement. This disclosure will be updated in the PCAOB compliant financial statements to be included in the next filing of an amendment to the Registration Statement on Form S-4.

See response to Question 18 below for a discussion of the $500,000 advance and the $390,000 of additional costs.

18.	We have reviewed your response to prior comment 43 and we do not note any revised disclosure to address your prior reference to a contingent payment. In this regard, it appears that there is no more reference to the contingent payment. If true, confirm to us that no such contingent payment obligation exists. Please explain to us details regarding the contingent payments related to the partnership with Sekisui and also explain to us the basis for any disclosure that is provided or not provided in the filing regarding these contingent payments.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that no contingent payment obligations to Sekisui exist. In March 2018, $500,000 was received by Qualigen as an R&D advance from Sekisui, and is shown on Qualigen’s balance sheets as due to related party. In August 2018, Sekisui agreed to separately pay for certain additional costs of up to $400,000. In May 2019, both companies agreed to terminate the product development, at which time Qualigen became liable to Sekisui to repay the $500,000 R&D advance (see Note 15 on page F-64 and Note 16 on page F-65) plus Sekisui’s payment for certain additional costs totaling $392,353 (see Note 16 on page F-65) shown on Qualigen’s December 31, 2019 balance sheet as accrued expenses-related party. The total of $892,353 (plus 12% interest beginning in December 2019) is due in June 2020.

Securities and Exchange Commission

March 27, 2020

If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 549-0216.

Sincerely,

/s/ Wendy Grasso
Wendy Grasso

cc: Andrew J. Ritter, CEO of Ritter Pharmaceuticals, Inc.